July 7, 2005

Zip+4 Code: 20077-9366

<u>Via Fax & U.S. Mail</u>

Mr. Mariano Costamagna
Chief Executive Officer
Impco Technologies, Inc.
16804 Gridley Place
Cerritos, California 90703

RE: Impco Technologies, Inc. (the "Company")
**   Form 10-K for the year ended December 31, 2004**
**   File No. 1-15143**

Dear Mr. Costamagna:

Based upon an examination restricted solely to considerations of the Financial Statements, Management's Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced document. We think you should revise all future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond within 15 business days to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

<u>Form 10-K for the year ended December 31, 2004</u>

Item 7.A. Quantitative and Qualitative Disclosures about Market Risk

1. Please present market risk information resulting from currency fluctuations. Present disclosures so that they reflect the impact on future earnings, fair values, or cash flows resulting from one or more selected hypothetical changes in exchange rates. Please present your revised disclosures in one of the suggested formats outlined in Item 305 (a) (1) (ii) of Regulation S-K.

Item 9A. Controls and Procedures, page 54

2. We note your discussion surrounding the four material weaknesses management identified and the steps you undertook to rectify and prevent the recurrence of similar errors in the future. Supplementally advise us in detail, of how you determined that there are no further errors that may require corrective action, including areas other than those specifically relating to the previous issues. We may have further comment upon reviewing your response.

3. Furthermore, in light of the issuance of the FAQ on Management's Report on Internal Control Over Financial Reporting and Disclosure in Exchange Act Periodic Reports released on June 22, 2004 (refer to Question 5 in particular), supplementally explain in detail and expand your disclosure in future filings to explain why you believe the changes in internal controls discussed in this section will be adequate and effective in preventing future errors and your basis to conclude that you will no longer have a material weakness. We may have further comment upon reviewing your response.

Consolidated Financial Statements
1. Summary of Significant Accounting Policies
(a) Basis of presentation and description of the business

4. We note the disclosure indicating that on December 31, 2004, the Company combined its joint venture interests in Minda IMPCO Limited and Minda IMPCO Technologies Limbed which resulted in a 50% interest in Minda IMPCO Limited. We further note that the Company no longer consolidates Minda IMPCO Technologies Limited and uses the equity method to report the results of Minda IMPCO Limited. Please explain in further detail why the Company previously consolidated these entities but no longer believes consolidation is appropriate at December 31, 2004. Your response should explain in detail the nature of any changes in ownership or control relationships that occurred as a result of combining these interests and should explain why management believes its prior accounting treatment (i.e., consolidation) as well as its current treatment (i.e., equity accounting) is appropriate.

5. In addition, you should also explain in further detail why you previously consolidated your Mexican operations but will no longer do so effective December 31, 2004.

(f) Intangibles arising from acquisitions

6. We note the disclosure indicating that the Company recognized an impairment loss for goodwill of approximately $1.3 million during the three months ended December 31, 2004. Given the significant net losses recognized by the Company during the past three fiscal years, please explain in further detail why recognition of an impairment loss associated with the Company's goodwill was not required until the fourth quarter of fiscal 2004. Your response should explain in detail what changes in operating results or expected future operating results occurred during fiscal 2004 that resulted in the recognition of this impairment charge. We may have further comment upon receipt of your response.

2. Acquisition of BRC

7. Please tell us in further detail the nature and amounts of the "business acquisition costs" aggregating $12.8 million that were deferred and capitalized in the Company's December 31, 2002 balance sheet.

Note 7. Stockholders' Equity
(d) Warrants

8. Please tell us and revise the notes to your financial statements to explain in future filings, how the warrants issued in the various transactions disclosed in Note 7 were valued and accounted for in the Company's consolidated financial statements. Although we note the Company has provided these disclosures for warrants issued in 2004, similar disclosures should be provided for warrants issued during the other periods presented in the Company's financial statements.

Note 17. Quarterly Results of Operations

9. Since you do not reflect the measure "gross profit" in your consolidated statements of operations, please revise Note 17 to explain how this measure was calculated or determined. Alternatively, you may revise your presentation in Note 17 so that it is consistent with your consolidated statements of operations.

10. Please tell us and discuss in MD&A the nature and timing of the events or circumstances that resulted in the $1.3 million increase in the reserve for excess and obsolete inventory

that was made during the fourth quarter of 2004. As part of your response, please explain why this adjustment did not occur until the fourth quarter of 2004.

BRC S.R..L. Financial Statements
Note 6. Investments in Affiliates

11. Based on the disclosures provided in Note 6, we are unclear as to how the Company calculated the Euro 953 gain recognized during 2002 in connection with's its ownership interest in BRC Brasil. Please explain in further detail how the Company calculated or determined the gain realized and explain why you believe its recognition is appropriate. Your response should explain in further detail the nature of the assets given up and their related carrying values and the nature of the assets received and their related fair values. We may have further comment upon receipt of your response.

Form 10-Q for the period ended March 31, 2005

12. We note that you present certain financial information in euros. Please present information consistently in your reporting currency, US dollars.

Note 7. Business Acquisition

13. Please explain in further detail why your preliminary purchase price allocation for the purchase of BRC did not result in the recognition of any identifiable intangible assets such as patents, trademarks, favorable or unfavorable lease arrangements or other contracts or customer relationship intangibles. Explain in detail how the Company determined that no identifiable intangible assets existed that required separate recognition apart from goodwill in accordance with paragraph 39 of SFAS No.141. Additionally, please tell us and revise the notes to your financial statements to disclose the factors that contributed to a purchase price that resulted in recognition of goodwill as required by paragraph 51b of SFAS No.141. We may have further comment upon receipt of your response.

Other

14. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346 or, in her absence, the undersigned, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3818 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Tom M. Costales, CFO
(562) 924-8069